March 31, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Ember Therapeutics, Inc. Amendment No. 1 to Current Report on Form 8-K Filed March 11, 2016 File No. 033-13474-NY

Dear Ms. Hayes:

Ember Therapeutics, Inc., a Delaware corporation (the “Company”), filed a Current Report on Form 8-K on February 3, 2016 (the “Form 8-K”). On March 11, 2016, the Company filed the above-referenced Amendment No. 1 to Form 8-K (“Amendment No. 1”), and the Company filed Amendment No. 2 to the Form 8-K (“Amendment No. 2”) on the date hereof.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, including the disclosure in Amendment No. 1 and Amendment No. 2. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph Hernandez

Joseph Hernandez

Executive Chairman

Ember Therapeutics, Inc.

CC:	Faith Charles, Thompson Hine LLP Joe Laxague, Laxague Law, Inc.